September 17, 2010

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter dated September 2, 2010
Braskem S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 1, 2010
File No. 1-14862

Dear Mr. Cash:

This letter is to advise you that we are continuing to work on the responses to your letter dated September 2, 2010 requesting additional information pertaining to the above-referenced matter. We expect to provide responses to your letter by October 11, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Marcela Drehmer
Marcela Drehmer
Chief Financial Officer
Braskem S.A.

cc:	Tricia Armelin
Anne McConnell
Securities and Exchange Commission